AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

July 3, 2009

United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	American Metal & Technology, Inc. (the “Company”) 8-K File No. 033-19048-NY

Dear Sir/Madam:

In connection with the 8-K/A with respect to an event reported June 22, 2009, I hereby acknowledge the following on behalf of the Company:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A;

2.
The U.S. Securities and Exchange Commission’s (the “SEC”) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Company may not assert SEC’s staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very Truly Yours, American Metal & Technology, Inc.

By:	/s/ Chen Gao
Chen Gao, President